UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

LGI Homes, Inc.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

50187T 106

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)  ☐

Rule 13d-1(c)  ☒

Rule 13d-1(d)  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 50187T 106	Schedule 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Thomas E. Lipar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,425,650 (1)
	6	SHARED VOTING POWER 150,000 (2)
	7	SOLE DISPOSITIVE POWER 1,425,650 (1)
	8	SHARED DISPOSITIVE POWER 150,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,650
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (3)
12	TYPE OF REPORTING PERSON IN

(1)	The amount reported includes 1,250,000 shares owned by Lipar Holdings, Ltd. Mr. Lipar may be deemed a beneficial owner of such shares through his ownership interests in the partnership’s sole general partner and its limited partners. The amount reported excludes 678,396 shares attributable to limited partnership interests owned by Mr. Lipar in EDSS Holdings, LP, whose general partner is an entity wholly-owned by his son, Eric Lipar, as to which Mr. Lipar has no voting or investment power.
(2)	The amount reported represents aggregate shares owned by three separate irrevocable gift trusts established for the benefit of Mr. Lipar’s children. Mr. Lipar may be deemed a beneficial owner of such shares through his right as settlor of such trusts to reacquire such shares through a right of substitution.
(3)	All shares of common stock beneficially owned by Mr. Lipar represent 7.9% of the outstanding shares of common stock of the Issuer based on 20,008,649 shares outstanding as of November 2, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

CUSIP No. 50187T 106	Schedule 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

LGI Homes, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1450 Lake Robbins Drive, Suite 430, The Woodlands, Texas 77380.

Item 2(a).	Name of Person Filing:

Thomas E. Lipar.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

15257 Runnymede Street, Conroe, Texas 77384

Item 2(c).	Citizenship:

United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 per share.

Item 2(e).	CUSIP Number:

50187T 106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 50187T 106	Schedule 13G	Page 4 of 6 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,575,650

(b)	Percent of class: 7.9% (1)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 1,425,650 (2)

(ii)	Shared power to vote or direct the vote: 150,000 (3)

(iii)	Sole power to dispose or to direct the disposition of: 1,425,650 (2)

(iv)	Shared power to dispose or to direct the disposition of: 150,000 (3)

(1) All shares of common stock beneficially owned by Mr. Lipar represent 7.9% of the outstanding shares of common stock of the Issuer based on 20,008,649 shares outstanding as of November 2, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

(2) The amount reported includes 1,250,000 shares owned by Lipar Holdings, Ltd. Mr. Lipar may be deemed a beneficial owner of such shares through his ownership interests in the partnership’s sole general partner and its limited partners. The amount reported excludes 678,396 shares attributable to limited partnership interests owned by Mr. Lipar in EDSS Holdings, LP, whose general partner is an entity wholly-owned by his son, Eric Lipar, as to which Mr. Lipar has no voting or investment power.

(3) The amount reported represents aggregate shares owned by three separate irrevocable gift trusts established for the benefit of Mr. Lipar’s children. Mr. Lipar may be deemed a beneficial owner of such shares through his right as settlor of such trusts to reacquire such shares through a right of substitution.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 50187T 106	Schedule 13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

CUSIP No. 50187T 106	Schedule 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2016

/s/ Thomas E. Lipar
Thomas E. Lipar, in his individual capacity